Exhibit 99.3

SUSTAINABILITY & PATIENTS | ENVIRONMENTAL, SOCIAL, GOVERNANCE REPORT 2022 P|ESG As part of the Ascendis Pharma A/S 2022 Annual Report, this report outlines the Sustainability and, what we refer to as, Patients|Environmental, Social, and Governance (P|ESG) reporting activities for all Ascendis Pharma Group entities. Previous years, this report was known as our Corporate Responsibility Report, and going forward Ascendis Pharma intends to refer to the report as Sustainability and P|ESG Report. Through this report, we fulfill our compliance with Section 99a (CSR), Section 99b (Diversity), and Section 99d (Data Ethics) of the Danish Financial Statements Act. This report is not deemed incorporated by reference into any Ascendis Pharma entities’ SEC filings.

Index A Message from Senior Management 2 Our Business 3 2022 Highlights 5 Our Sustainability and P|ESG Reporting Framework 6 Patients 8 Environmental 12 Social 15 Governance 19 2023 Focus and Ambitions 24 SENIOR MANAGEMENT Welcome to the Ascendis Pharma 2022 Sustainability and P|ESG Report Ascendis Pharma is applying its TransCon™ technology platform to build a leading, fully integrated global biopharmaceutical company focused on making a meaningful difference in patients’ lives. Guided by our core values of patients, science and passion, we use this technology to fulfill our mission of developing new therapies to address unmet medical needs. We reaffirm our commitment to serving the people who depend on us to deliver safe and efficacious medicine through responsible corporate governance. We strive to keep patients and their families top of mind in all that we do. In 2022, we adopted a cross-cutting Patients area in our sustainability framework, and thus making it a Patients|Environmental, Social and Governance or P|ESG Reporting framework. We acknowledge that our impact on the local and global communities and environments in which we and our business partners operate grows as a result of our own growth. As a result, our Sustainability and P|ESG Reporting framework continues to evolve as we grow as a company and as a corporate citizen. This report showcases our performance in 2022 and highlights our future ambitions as we continue to develop our Sustainability and P|ESG Reporting framework. As always, thank you to all who make this journey possible.

OUR BUSINESS Ascendis Pharma is a growing global biopharmaceutical company focused on making a meaningful difference in patients’ lives. We apply our TransCon technology to build a pipeline of product candidates with profiles to address unmet medical needs. Our growing portfolio of product candidates are designed using our proprietaryTransCon technologies, which combine prodrug and sustained-release technologies with the goal of optimizing safety, tolerability, efficacy, and convenience. We currently have one product approved and launched in the United States (in 2021) and approved in the European Union (2022). We have three candidates in clinical development in rare endocrine diseases and two product candidates in clinical development in oncology. A Growing Global Company At the end of 2022, we had 797 employees spread across our offices and facilities. Ascendis Pharma A/S is headquartered in Copenhagen, Denmark; and we also have offices and research facilities in Heidelberg, Munich, and Berlin, in Germany; Palo Alto, Redwood City, in California; and Princeton, in New Jersey, in the United States. [Graphic Appears Here]

Our Value Chain Our primary value chain includes seven interlinked categories that combined represent: research, development, manufacturing, and distribution. These seven categories are supported by four cross-cutting areas that enable efficient and compliant operations. Strategy & Program Management • Group Finance • Administration • Group Legal & Compliance Understand Evaluate product Develop ways Design and Produce and Develop and Provide unmet medical pharmacology and to produce new execute clinical deliver products in execute our information, needs and identify safety in animals products. trials, drive right quality at market position education, new product and drug Produce products process of getting competitive cost and provide and support for opportunities, exposure, for clinical trials new products for commercial information, on-market develop lead biomarkers and approved, and use education, and products candidates, and immune response monitor product support for on- show proof of in animals and safety market products concept humans

2022 HIGHLIGHTS In 2022, we established a global Sustainability and Patients|Environmental, Social, Governance (P|ESG) Reporting framework. Patients • Filed application in the United States and the European Union for our investigational product candidate TransCon PTH. • FDA approval and launch of an Expanded Access Program in the United States for TransCon PTH. • Initiated process for an Ascendis Pharma Patient Registry. • Adopted a Patient track in our overall Sustainability framework, naming the overall reporting focus P|ESG. • Established a workstream responsible for initiating an impact, risk and opportunity assessment of patients and caregivers that we affect. • Helped raise awareness of unmet needs of patients suffering from rare diseases, focusing on the disease areas in our two most advanced clinical development programs. • Our Internal Committee for Animal Welfare has established a framework for providing guidance on all matters related to research animals. Environmental • Initiated the development of a program focusing on environmental aspects within our supply chain. • Established workstreams to initiate an impact, risk and opportunity assessment of our own operations and operations in our value chain with regards to: climate, biodiversity and ecosystems, resources and circularity, pollution, and water. • Initiated Greenhouse Gas (GHG) Scope 1 & 2 data project. Social • Initiated the development of a program focusing on social aspects within our supply chain. • Updated Gender Policy that promotes our work for maintaining equal representation between genders at all management levels of the company. • Continued focus and attention on the attraction and retention of talent. • Established internal workstreams to initiate impact, risk and opportunity assessments of our own employees, people and communities we affect throughout our value chain. • Throughout the Covid-19 pandemic, we have taken measures to reduce the risk of spreading the virus in our offices, and we have adopted a hybrid work model allowing people to work from home. Governance • Enhanced our global compliance program that will serve as a framework to be applied in our growing commercial presence in markets globally. • Reviewed and updated our Code of Business Conduct & Ethics. • Established a workstream to initiate an impact, risk and opportunity assessment of our compliance and business ethics efforts. • We are in the process of initiating further enhancements to our third party compliance program. • We have further defined our long-term commitment to Data Ethics. Our Overall 2023 Focus Areas and Ambitions within Sustainability and P|ESG Reporting In 2023, our overall ambition is to further develop and enhance a business-driven Sustainability and P|ESG Reporting framework, enabling our business vision and values to stay aligned with regulations, United Nations Sustainable Development Goals, other recognized global standards, and stakeholder expectations. To this effect, our focus in 2023 will be to oversee the initiation and implementation of a global impact, risk and opportunity assessment, with the aim of regularly identifying global and local sustainability topics that may impact Ascendis Pharma and vice versa.

OUR SUSTAINABILITY AND P|ESG REPORTING FRAMEWORK Sustainability and P|ESG Reporting at Ascendis Pharma aims to be embedded in our business “Vision 3x3” strategy and our core values of “Patients, Science, Passion” to secure our environmental and social license to operate through responsible corporate governance processes. A Strategic Approach This report describes the current status of our reporting framework, which centers around four central areas: Patients|Environmental, Social and Governance (P|ESG). In 2022, we launched a global Sustainability and P|ESG Reporting framework, as seen in the illustration. Our Sustainability and P|ESG Reporting framework is set under our broader business strategy and company values. In the framework, the Patients area is central to everything we do and sets an overarching tone for the framework. The Environmental, Social and Governance areas serve as central pillars intended to be supported by transparent communication and reporting, as well as solid understanding of priority issues through due diligence practices and impact, risk and opportunity assessments. In 2022, we initiated steps to further enhance our organization and governance in the execution of the framework. This has resulted in an overall program steering group and program lead team which are responsible for implementing our framework through workstreams across the organization covering thirteen overall topics. We seek to embed our Sustainability and P|ESG Reporting work with our business strategy and core values. By working with team members throughout the organization and across our value chain to identify impacts, risks, and opportunities, we aim to address key P|ESG priorities in line with regulatory requirements and stakeholder expectations. Our Sustainability and P|ESG Reporting framework is also aligned with our core values (Patients, Science, Passion) as well as our Code of Business Conduct & Ethics. 2022 Global Sustainability & P|ESG Reporting Framework [Graphic Appears Here]

Governance

The Sustainability & P|ESG Reporting framework is overseen by the Ascendis Pharma Ethics & Compliance Committee, which comprises members of Senior Management, including our Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, Chief Administration Officer, Chief Medical Officer, and Vice President Compliance, Risk & Corporate Responsibility.

In addition, a program steering group has been appointed, which is responsible for guiding the operational execution of our Sustainability and P|ESG Reporting framework within the committee members' specific areas of responsibility.

A program lead team drives the development and implementation of the Sustainability and P|ESG Reporting framework by working closely with the line of business through different departments, and with subject matter experts throughout the company.


Board of Directors
Ethics & Compliance Committee
Sustainability and P|ESG Reporting Steering Group
Sustainability and P|ESG Reporting Lead Team
Line of Business and P|ESG Workstreams

About this Report

Our 2022 Report showcases our performance, policies, risks and priorities within patients, environmental, social, and responsible corporate governance, which can be found in the following sections of this report: Patients, Environmental, Social and Governance. You will find information on the scope of each area, relevant policies, procedures (including due diligence and risk processes), key risks and mitigations, and a summary of our ambitions going forward.


Patients
Environmental
Social
Governance

While certain matters discussed in this report may be significant, any significance should not be read as necessarily rising to the level of materiality as that concept is used for the purposes of our compliance and reporting pursuant to the U.S. federal securities laws and regulations; the concept of materiality used in this report, including where we use the word "material" or "materiality," is based on other definitions of materiality, some of which may require that we use a level of estimation and assumption that may make the resulting disclosures inherently uncertain.

Method & Disclaimer

As part of the Ascendis Pharma A/S 2022 Annual Report, this report outlines the Sustainability and P|ESG Reporting activities for all Ascendis Pharma Group entities in 2022. Through this report, we fulfill our compliance with Section 99a (CSR), Section 99b (Diversity), and Section 99d (Data Ethics) of the Danish Financial Statements Act.

This report covers our performance and future focus for what we call Sustainability and P|ESG Reporting (referred to as "Corporate Responsibility" in our 2021 report), which for the purposes of this report is synonymous with the terms and concepts also known as Corporate Social Responsibility (CSR).

We are currently working on further developing our long-term Sustainability and P|ESG Reporting framework where, among other things, the United Nations Sustainable Development Goals (SDGs) play an essential part. As this is a work in progress, we have excluded the SDG relevance from this year's report.

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PATIENTS

At Ascendis Pharma, we make business decisions based on patients' needs and strive to realize our products' benefits for patients in all aspects of our work. The patient area serves to deliver patient-centricity in all our actions.

We strive to make meaningful improvements in patients' lives, a commitment reflected in our mission and core values. We keep the needs of patients at the center of our work to develop and commercialize safe and effective medicines, placing central focus on Safety, Efficacy, Tolerability and Convenience.


Safety
Efficacy
Tolerability
Convenience

Our patient focus is covered in three overall topics: Access to Medicine, Product Safety & Quality, and Patient & Caregiver Engagement. The Patient section of this report also covers the management of Clinical Trials and Animal Welfare framework.

The focus areas in the patients section of this report covers the following topics:

- Access to Medicine
- Product Safety & Quality
- Patient & Caregiver Engagement
- Clinical Trials
- Animal Welfare

Our overall business governance and policies within the Patients section of this report can be found in our Code of Business Conduct & Ethics, which also contains most of our publicly available policies, including our Quality Policy (with the regulatory "Good Practice" or GxP areas), which covers:

- Quality Culture
- Research and Development
- Clinical Trials
- Patient Safety
- Medical Information
- Counterfeit Medicines

On the following pages, you will find general information regarding our performance, priorities, key risks related to our patient focus, with a status update on our 2022 focus areas and ambitions, and insights into our 2023 focus areas and ambitions.

Access to Medicine

At Ascendis Pharma, we are developing and improving ways to make our innovative medicines available to patients as fast as possible by having patients' needs in mind in everything we do. We are committed to maximizing access to our approved products through a variety of mechanisms.

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In 2021, the launch of our first commercial product in the United States also included the introduction of our Ascendis Signature Access Program (A•S•A•P) designed to support patients and their families through enrollment and benefits verification, as well as training on product use. Furthermore, in the United States, our teams continue to support payer coverage while we have introduced programs under the Ascendis Signature Access Program (A•S•A•P) to provide out-of-pocket payment assistance for qualified United States patients. This continued engagement strategy demonstrates not only alignment with our broader corporate vision, but reaffirms our commitment to mitigating access barriers across healthcare systems and communities. Also, we have continued to scale resources to best support the introduction of new products to the market and the removal of access-related barriers that create challenges for patients and their healthcare providers. Patient & Caregiver Engagement No one understands the disease journey better than the patients, their families and caregivers, and the organizations that advocate on their behalf. At Ascendis Pharma, we put patients in the center of all our actions and put effort into understanding their Expanded Access Program In 2022, Ascendis Pharma initiated an Expanded Access Program (EAP) for our investigational product candidate TransCon PTH therapy in the United States, currently (as of end 2022) under Priority Review by the FDA. Expanded Access is per the United States FDA regulation a potential pathway for a patient with a serious or immediately life-threatening disease or condition to gain access to an investigational medical product (drug, biologic, or medical device) for treatment outside of clinical trials when no comparable or satisfactory alternative therapy options are available. Please visit the FDA’s Expanded Access website for more information. needs and experiences. We partner with a variety of patient support and advocacy organizations, advisory boards and conduct market research so that we can make decisions based on patients’ needs and do our best every day to realize our products’ benefits for patients. Today, we continue to build relationships with patient advocacy groups across our therapeutic areas. During 2022, Ascendis Pharma supported the growth and capacity of patient support and advocacy organizations by being a convener and connector. By sharing resources and expertise amongst key stakeholders, we can work together on shared objectives with the patient and caregiver communities. With the launch of our first commercial product in the United States, select European market launches are planned going forward. With more product candidates in the pipeline, our global advocacy team has expanded our reach to patient communities to assist them in raising awareness of their unmet medical needs. Patient Registry In 2022, we initiated the development of a process for a patient registry for our product launched in the United States. The purpose of this registry is to advance our understanding of the real-world use of our marketed product for the benefit of the larger patient group. The registry aims to obtain real-world data from patients treated with our drug. It will facilitate detecting adverse events, updating clinical guidelines, complying with regulatory requirements and fundamentally proving value beyond cost. Product Safety & Quality Product Safety At Ascendis Pharma, we put patient safety first. We comply with applicable health and safety laws to help our products live up to safety, efficacy, and quality standards. We take great care in our responsibility to keep patients safe by continuously evaluating adverse events reported for our products and services and by continuously providing updates and guidance as needed. We make efforts to ensure that appropriate mechanisms are in place for the intake of Adverse Events and processing in the Global Safety Database. Furthermore, we perform aggregate analysis of the Adverse Event reports and signal detection activities to identify any safety risks emerging from the aggregate data. Any risks identified are further investigated to assess their validity, and actions to mitigate the potential risks are implemented, including notification to healthcare professionals, health authorities and the general public, as applicable. We aim to perform appropriate investigations and implement corrective and preventative actions to promote product safety performance monitoring. Additionally, we perform regular pharmacovigilance trainings for both internal and external stakeholders to support our quest for product safety performance.

These activities help protect the health and safety of the patients who use Ascendis Pharma products and help us provide information regarding the safety of our products to healthcare professionals. Product Quality Our Quality Management System (QMS) covers the Good Practice (GxP) activities of Ascendis Pharma. The system complies with regulatory requirements and good industry practices. It is maintained and improved through a CAPA system, regular quality reviews and feedback loops from the user organization. In line with our values, we promote compliant product life-cycle management within all areas, including research, development, clinical trials, commercial manufacturing, product distribution, as well as product discontinuation, quality activities and patient safety. All employees must follow relevant laws and regulations, international guidelines and standards. Quality and Safety Policies and Procedures: • Good Clinical Practice (GCP) • Good Laboratory Practice (GLP) • Good Manufacturing Practice (GMP) • Good Distribution Practice (GDP) • Good Pharmacovigilance Practice (GVP) • Requirements for the development of combination products • Applicable ethical standards The global quality assurance organization updates our policies and procedures, trains employees, and conducts internal audits. All our Contract Manufacturing Organizations (CMOs) are subject to GxP audits as well as regulatory audits. Our audits, oversight and feedback loop to CMOs are designed to contribute to a continuous improvement towards product quality. The Ascendis QMS is governed by risk management processes with the patient in mind. Clinical Trials Clinical trials are a fundamental step in the process of developing new therapeutics. As a science-based company, we are committed to conducting clinical trials with high quality and respect for both the clinical trial participants and the scientific hypothesis being evaluated. At Ascendis Pharma, we conduct clinical trials consistent with the principles of the Declaration of Helsinki and applicable ethical standards, laws, and regulations. When engaging in clinical trials with patients or volunteers, we promote the rights, safety, and well-being of all trial participants. To promote a high level of clinical data integrity, we employ robust and cross-functional processes for data collection, processing, monitoring, and analysis. This is fundamental to drawing scientifically sound, and evidence-based conclusions. When conducting clinical trials, we use third party vendors acting on our behalf. We hold these vendors as accountable as we do ourselves. Prior to engaging with such business partners, we carefully assess them and require that they follow quality and ethical standards comparable to our own. Following engagement, we closely monitor them to check that these standards are continuously upheld. This is done through standard processes for monitoring third parties, which includes senior and executive management involvement through vendor governance models so that Ascendis Pharma is engaged in the monitoring of third parties at multiple levels of the organization. We see transparency of data from clinical trials as a scientific responsibility and are fully committed to upholding this responsibility. Animal Welfare Animal studies are legally required by regulatory authorities and, therefore, play an important role in the development of new medicines for the benefit of patients. To promote the best possible animal welfare for the animals required for the development of safe and efficacious human treatments, an Internal Committee for Animal Welfare has been established at Ascendis Pharma. As of 2022, we no longer conduct in-house animal studies and, therefore, our work focuses on welfare of animals in externally conducted studies. We commit to the 3R principles of Replacement, Reduction and Refinement when providing in-house guidance on matters related to animal studies. We review all animal study protocols to ensure that they comply with ARRIVE* and PREPARE.* We ensure that only necessary and scientifically sound animal studies are conducted, and we perform animal welfare audits of non-clinical contract research organizations. We are committed to conducting animal studies at facilities that follow standards as per EU regulation for the housing and care of research animals, irrespective of which countries the studies are conducted in. Looking ahead, our commitment will also include suppliers of biological materials for research purposes needed to support the development of human pharmaceuticals. * ARRIVE guidelines | NC3Rs and PREPARE (norecopa.no) (ARRIVE: Animal Research: Reporting of In Vivo Experiments; PREPARE: Planning Research and Experimental Procedures on Animals: Recommendations for Excellence).

Key Risks related to the Patients Area

We did not have any major changes to the risk profile as compared to the 2021 Corporate Responsibility report and, therefore, we maintain the same focus.

- **Keeping our promise to patients by addressing unmet medical needs through new products is essential in everything we do.** Product innovation is key and we promote product innovation through our research and development and strong engagement with patients to promote effective drug development, as such requires patient input to define needs and benefits.

Policies regarding Quality, Research and Development (including animal welfare), Clinical Trials, Patient Safety, Medical Information, and Counterfeit Medicines can be found in our Code of Business Conduct & Ethics.

Patients

Status of the 2022 Sustainability and P|ESG Reporting Focus Areas and Ambitions

Goals and Focus	Description	Status
Expand and evolve our support of and collaborations with patient organizations, professional societies, and others, to increase our understanding of the patient journey, specifically their unmet needs, and the caregiver burden, to promote continued patient-centricity in all that we do.	In 2022, we helped raise awareness of unmet needs of patients suffering from rare diseases, focusing on the disease areas in our two most advanced clinical development programs. By collaborating with advocacy groups with a larger reach and mandate, our patients' journeys can be seen and heard by more stakeholders who can make an impact on patients' lives.	Ongoing
With the formal establishment of an Animal Welfare Committee, we will promote continuous and expanded focus on animal welfare, including guidance of our research organization in the 3R principles of Replacement, Reduction and Refinement.	Our Internal Committee for Animal Welfare promotes focus on animal welfare by establishing the needed framework to provide guidance on all matters related to research animals including, but not limited to, study protocol reviews and animal welfare audits of non-clinical contract research organizations conducting studies for Ascendis Pharma.	Achieved
Initiate process to establish long-term ambitions and goals in relation to our patient focus and identify KPIs to track and report on in relation to our corporate responsibility performance.	We have established a global P|ESG framework, which will be conducting an impact, risk and opportunity assessment, including identifying KPIs to track in relation to patients within the scope of the P|ESG framework.	Ongoing

2023 Sustainability and P|ESG Focus Areas and Ambitions

Focus Areas and Ambitions
Launch Early Access Program for our investigational product candidate TransCon PTH in select EU countries.
Initiate enrollment of patients in our patient registry.
Conduct an impact, risk and opportunity assessment to identify key patient priorities within the scope of our Sustainability and P|ESG Reporting framework.
Use the established animal welfare framework to create a company-wide culture of care to promote consistent conduct of animal studies in adherence to the 3R principles.
Expand animal welfare audits to include suppliers of biological materials to ensure that they are complying with the Ascendis Pharma global animal welfare standards.

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ENVIRONMENTAL We are committed to conducting business with respect for the environment and in accordance with applicable laws, regulations, relevant industry codes, international requirements and our internal guidelines. The environmental focus areas in our Sustainability and P|ESG Reporting framework covers the following topics: • Climate • Biodiversity and ecosystems • Resources and circularity • Water • Pollution In 2022, our Climate track (a part of our broader P|ESG framework) was launched to ensure that we capture relevant climate-related data in 2023 and beyond. We also initiated the workstreams that will focus on biodiversity and ecosystems, resources and circularity, water, and pollution, and in 2023 will conduct impact, risks and opportunities assessments within each area in relation to our Sustainability and P|ESG framework. Our Environmental Policy can be found in our Code of Business Conduct & Ethics. On the following pages you will find general information regarding our performance, priorities, key risks related to our environmental focus, with a status update on our 2022 focus areas and ambitions, and insight into our 2023 focus areas and ambitions. Climate We are potentially exposed to increased risks associated with the impact of climate change globally. Impacts relating to, e.g., rise in sea levels, wildfires and flooding, just to name some examples of impacts that may affect us and/or our value chain directly or indirectly. Legislation aimed at curbing climate change, and eventual regulation on carbon pricing, may also affect us and impact our transportation costs and the operating costs of our business partners. Similarly, we may, through our own operations, or the operations of our business partners and suppliers, affect the environment in which we operate. Examples of such impacts can be greenhouse gas emissions or chemical spills in laboratories from contracted manufacturing sites. To further understand our impact, in 2023, we will start collecting data for our Scope 1 and 2 greenhouse gas emissions in line with the Greenhouse Gas Protocol. Scope 1 emissions include direct emissions from our sites/facilities and vehicles, such as on-site natural gas consumption and combustion from boilers. Scope 2 includes indirect emissions from the purchase of energy, such as electricity and heating. In order to ensure we are able to collect this data in 2023, we conducted a data gap analysis in 2022 to better understand the current state of data availability.

Our Operational Setup Our current facilities are leased office spaces and laboratories. Ascendis Pharma does not own or run any manufacturing sites, and, therefore, we rely on Contract Manufacturing Organizations (CMOs), other suppliers and third parties. We have research facilities in Europe and the United States, but also often make use of Contracted Research Organizations (CROs). We strive to reduce the consumption of resources and to limit the emission of pollutants from the business activities we are involved in and in 2022 initiated work to further understand our climate impact. Partners & Suppliers Business partners and suppliers are key to our business model as all product manufacturing activities are outsourced from Ascendis Pharma. As such, they are expected to act with integrity and in an environmentally responsible manner and are contractually obligated to follow all applicable laws and regulations. We have initiated work to identify sustainability-related issues in our supply chain. We have strengthened our capacity in the product supply team to ensure focus on further developing and implementing a program focusing on environmental aspects. Going forward, our primary focus in the environmental area, with regards to our value chain, will be to further investigate impacts, risks, and opportunities in relation to climate, water, waste, biodiversity, and resources, present in our commercial supply chain.

Key Risks in the Environmental Area We did not have any major changes to the risk profile as compared to the 2021 Corporate Responsibility report and, therefore, we maintain the same focus. • Our own laboratory operations. We have processes and procedures in place to minimize any environmental risks in our Research and Development organization with laboratories in both Germany and the United States. • Ensuring applicable compliance standards in external collaborations. Product manufacturing activities are outsourced from Ascendis Pharma. Therefore, when engaging with suppliers, such as Contract Manufacturing Organizations (CMOs)/Contract Research Organizations (CROs), we contractually request and expect that all such suppliers comply with applicable and relevant laws and regulations. We work in partnership with our suppliers and require our suppliers to conduct themselves in a way that is both lawful and fair. A key element in risk prevention is continuously supporting training and awareness and having our Whistleblower Hotline, which is available both to employees and business partners, who may submit reports on illegal or unethical behavior. Our Environmental Policy is available in our Code of Business Conduct & Ethics. Environmental Status of the 2022 Sustainability and P|ESG Reporting Focus Areas and Ambitions Goals and Focus Description Status Incorporate relevant environmental due We have initiated the development of Ongoing diligence standards, which feed into the a program focusing on environmental ongoing enhancement of our third party aspects within our supply chain, of compliance approach. which environmental due diligence is a central part. Initiate the establishment of a baseline As part of our Sustainability and P|ESG Ongoing on, e.g.: Reporting framework, a dedicated • Use of resources workstream has been established to initiate this work. • Emissions • Waste Initiate process to establish long-term We have established a global P|ESG Ongoing ambitions and goals in relation to our framework, which will be conducting environmental focus and identify KPIs an impact, risk and opportunity to track and report on in relation to our assessment, including identifying KPIs corporate responsibility performance. to track in relation to our environmental performance. 2023 Sustainability and P|ESG Reporting Focus Areas and Ambitions Focus Areas and Ambitions Collect our Scope 1 and 2 greenhouse gas emissions data. Establish a framework for identifying and collecting relevant Scope 3 greenhouse gas emissions data. Conduct an impact, risk and opportunity assessment to identify key environmental priorities within our operations. Continue development of our program focusing on environmental aspects in our supply chain, including identifying key environmental priorities.

SOCIAL

We are committed to conducting business with respect to people who work with or for Ascendis Pharma, as well as the people and communities we may affect throughout our value chain.

The social focus in our Sustainability and P|ESG Reporting framework covers the following topics:

- Our People
- People in our Value Chain
- Communities
- Diversity, Equity & Inclusion
- Human Rights

In 2022, we initiated workstreams which in 2023 will conduct impact, risks and opportunities assessments within the topics listed above in relation to our Sustainability & P|ESG framework.

Our overall business governance and policies within the Social section of this report can be found in our Code of Business Conduct & Ethics, which also contains the majority of the publicly available Ascendis Pharma policies.

Our Respecting People and Health and Safety policies can be found in our Code of Business Conduct & Ethics. The policies cover the following topics:

- Human Rights and Labor Rights
- Diversity, Equal Opportunity and Non-Discrimination
- Health and Safety

On the following pages, you will find general information regarding our performance, priorities, and key risks related to our social focus, with a status update on our 2022 focus areas and ambitions, and insights into our 2023 focus areas and ambitions.

Our People

2022 has been another year of significant growth for Ascendis Pharma, and we are now more than 797 skilled and passionate Ascendis Pharma employees working together across functions and locations in Denmark, Germany, and the United States.

We are driven by science, and our employees are passionate, curious, and diligent when innovating, developing, and improving products and processes. We strive to make a meaningful difference in patients' lives by realizing our product and product candidates' benefits for patients.

Our employees are key to everything we do, so our main focus is on ensuring that we are able to attract, onboard and retain the right people to ensure that we can deliver on our ambitions.

Rapid Growth

In 2022, we recruited and onboarded more than 150 employees globally. Organic growth has been seen in all parts of the organization, reflecting our increasing activities across our value chain.

Headcount*	2021	2022
Denmark	279	372
United States	255	310
Germany	105	115
Total	639	797

* All permanent employees, including part-time and excluding temporary employees and student assistants.

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Health and Safety

We comply with relevant health and safety laws and regulations and seek to conduct business in a manner that protects the health, safety, and well-being of Ascendis Pharma employees.

We carefully consider health and safety aspects in our daily operations, and we actively use feedback from the organization and external stakeholders to improve health and safety of our work environment on an ongoing basis.

People and Culture Focus

With a diverse mix of ambitious talents, our company culture is characterized by being dynamic and fast-paced, and we are committed to our Leadership Principles.

We continue to implement "Let's Talk" – our framework for high-quality conversations between managers and employees about Impact, Growth, Well-Being and Collaboration – topics we know to be essential to develop and retain our employees. In addition to "Let's Talk," in 2022, we have strengthened competencies and skills by offering large volumes of training courses in Project Management and People Leadership for all.

At the discretion of our Board of Directors, and based on the recommendation of our management, employees are eligible to participate in our short- and long-term incentive programs.

Work-related Accidents*	2021	2022
Accidents (total)	4	5
Accidents resulting in sick-leave/absence	1**	0
Accidents resulting in loss of life	0	0

* An undesired registered event or exposure that gives rise to personal injury. Registered accident data covers permanent, part-time, and temporary staff whilst on duty for Ascendis Pharma.

** Accident resulted in one half-day sick-leave.

Communities

In 2022, we initiated a workstream which in 2023 will work across the organization in order to conduct an impact, risk and opportunities assessment to strengthen our focus and understanding of our actual and potential impact on the communities that we may affect throughout our value chain.

Diversity, Equity & Inclusion

We are committed to being an equal opportunity workplace and we believe that diversity and inclusion among our workforce is critical to our success as a global company.

As stated in our Respecting People Policy, Ascendis Pharma is committed to providing equal opportunities for, and fair treatment of, all individuals based on merit without discriminating based on race, color, religion, national origin, gender identity and expression (including pregnancy), sexual orientation, age, disability, veteran status, or other characteristics protected by law.

It is our policy that members of the Board of Directors must have the best qualifications to drive the Ascendis Pharma business and we strive for an equal representation of genders. When choosing between equally qualified candidates at other management levels in Ascendis Pharma, our aim is that all genders attain an equal representation. Our efforts in this area mean that we currently have equal gender representation* – not only at Board of Directors level, but at all management levels throughout the organization.

*Our approach to equal representation is in alignment with the Danish Business Authority's definition and guidance on equal representation, found here: https://erhvervsstyrelsen.dk/vejledning-maltal-og-politikker-den-konsmaessige-sammensaetning-af-ledelsen-og-afrapportering-herom.

Gender distribution	Male		Female	
	Actual	%	Actual	%
Board of Directors	4	57%	3	43%
Senior Leadership	6	60%	4	40%
Vice Presidents	19	61%	12	39%
Senior Directors/Directors	67	50%	67	50%
Other Management Levels	27	47%	30	53%

The gender representation in our Board of Directors is 3 women and 4 men (43% female and 57% male), in our Senior Leadership the gender representation is 4 women and 6 men (40% female and 60% male), and in the remaining* management levels the gender representation is 109 women and 113 men (49% female and 51% male). The gender representations in the Board of Directors, Senior Leadership, and rest of management are according to the Danish Business Authority's Guidelines considered an equal representation.**

*Remaining management levels are a consolidation of persons on Vice Presidents, Senior Directors/Directors and Other Management levels.

** https://erhvervsstyrelsen.dk/vejledning-maltal-og-politikker-den-konsmaessige-sammensaetning-af-ledelsen-og-afrapportering-herom.

PIESG

16

Our total reward philosophy is to be an attractive and fair employer and the key factors for compensation decisions are based on position evaluation, personal qualifications, experience, and performance assessment. People in Value Chain Partners & Suppliers As described in the Environmental chapter of this report, business partners and suppliers are key to our business model, as all product manufacturing activities are outsourced from Ascendis Pharma. As such, suppliers and business partners are expected to act with integrity and in a socially responsible manner and are contractually obligated to follow all relevant and applicable laws and regulations. Going forward, our initial primary focus in the social area with regards to our value chain will be to further understand impacts, risks and opportunities present in our commercial supply chain. Human Rights As stated in our Human Rights Policy, the Ascendis Pharma commitment to respecting human rights is based on the Universal Declaration of Human Rights (UNDHR), the International Covenant on Civil and Political Rights (ICCPR) and its second optional protocol, the International Covenant on Economic, Social and Cultural Rights (ICESCR), Core international human rights instruments as defined by the Office of the High Commissioner for Human Rights (OHCHR), and the fundamental ILO conventions. With guidance from the UN Guiding Principles, and the 2011 OECD Guidelines for Multinational Companies, our future ambition is to further integrate human rights due diligence into a third party compliance approach. Our Respecting People Policy (which includes our Human Rights Policy) can be found in our Code of Business Conduct & Ethics.

Key Risks in the Social Area

We did not have any major changes to the risk profile as compared to the 2021 Corporate Responsibility report and, therefore, we maintain the same focus.

- **Employee development and well-being is key to attracting and retaining talent.** Ascendis Pharma offers an exciting, dynamic, and equal opportunity workplace where we are committed to making a meaningful difference in patients' lives. We offer competitive benefits with both long- and short-term incentive packages and provide opportunities across all locations. As a fast-growing company, we grow in knowledge and experience with each person that joins us, and we believe that we can retain talent by giving them responsibility for their work and possibilities to grow in (and beyond) their roles. Additionally, as a company present in several countries, we offer a dynamic international environment.
- **Promoting applicable compliance standards, which include respect for human rights, in external collaborations is key to our license to operate.** All product manufacturing activities are outsourced from Ascendis Pharma. Therefore, when engaging with suppliers, such as Contract Manufacturing Organizations (CMOs)/Contract Research Organizations (CROs), we contractually request and expect that all such suppliers comply with applicable and relevant laws and regulations, including the respect for human rights. We work in partnership with our suppliers and call on our suppliers to conduct themselves in a way that is both lawful and fair. The risk of adverse human rights impacts in the supply chain of our commercial product is currently assessed as low, due to the geographies they are present in (majority of which are in OECD countries). However a key element in risk prevention is continuously supporting training and awareness and maintaining the availability of our Whistleblower Hotline, which is available both to employees and business partners who may submit reports on illegal or unethical behavior.

Our People Policy and Health & Safety Policy (which includes our Human Rights Policy) are available in our Code of Business Conduct & Ethics.

P|ESG

Social

Status of the 2022 Sustainability and P|ESG Reporting Focus Areas and Ambitions

Goals and Focus	Description	Status
Maintain resilience in the face of Covid-19 and maintain measures to prevent the spread of Covid-19.	Throughout the pandemic, we have taken measures to reduce the risk of spreading the virus in our offices, and through continuous communication from Management, we have managed to maintain a safe working environment while keeping our business running. Furthermore, we have adopted a hybrid work model, allowing people to work from home.	Achieved
Initiate development of relevant human and labor rights due diligence standards which feed into the ongoing enhancement of our third party compliance approach.	We have initiated the development of a program focusing on social aspects within our supply chain, which will include human and labor rights due diligence.	Ongoing
Initiate process to establish long-term ambitions and goals in relation to our social focus and identify KPIs to track and report on in relation to our corporate responsibility performance.	We have established a global P|ESG framework, which will be conducting an impact, risk and opportunity assessment, including identifying KPIs to track in relation to our social performance.	Ongoing

2023 Sustainability and P|ESG Reporting Focus Areas and Ambitions

Focus Areas and Ambitions
Attraction, onboarding, and retention of talent to ensure we have the right people to deliver on our ambitions.
Continuous focus on leadership development to enable the development, performance, and well-being of our people.
Conduct an impact, risk and opportunity assessment to identify key social priorities within our operations.
Continue development of a program focusing on social aspects in our supply chain, including identifying key priorities.

18

GOVERNANCE At Ascendis Pharma, we are committed to conducting our business in line with high ethical standards, and Business Conduct & Ethics plays a central role in our Sustainability and P|ESG Reporting framework. Business Conduct & Ethics Acting with integrity in everything we do is paramount to our ability to operate as a biopharmaceutical company and acts as one of the enablers of our success. Business Conduct & Ethics covers a wide range of important areas such as, e.g., Business Integrity, Personal Integrity, Integrity in our Interactions, Communication with External Stakeholders, Confidentiality and Intellectual Property and Information & Cyber Security, Data Ethics and Data Privacy. In 2022, we initiated a workstream which in 2023 will conduct impact, risks and opportunities assessments within Business Conduct & Ethics in relation to our Sustainability & P|ESG framework. Our overall governance and policies within the Governance section of this report can be found in our Code of Business Conduct & Ethics, which contains the majority of the high-level publicly available Ascendis Pharma compliance & ethics policies. On the following pages, you will find general information regarding our performance, priorities, and key risks related to our integrity focus with a status update on our 2022 focus areas and ambitions, and insights into our 2023 focus areas and ambitions. Highlighted Policies Below, you can find the highlighted policies in relation to Business Conduct & Ethics, which can be found in our Code of Business Conduct & Ethics. Business Integrity • Anti-Corruption and -Bribery Policy • Fair Competition • Global Trade, Sanctions, Embargoes, and Anti-Boycott Laws • Ascendis Pharma Records • Accuracy in Financial Reports Personal Integrity • Conflict of Interest • Gifts • Insider Trading Integrity in our Interactions • Healthcare Professionals & Healthcare Organizations • Patients and Patient Organizations • Stakeholder Grants, Sponsorships and Donations • Government Officials • Third Party Representatives Communication with External Stakeholders • Media, Investors and Corporate Disclosures • Healthcare Professionals and -Organizations • Policymakers and Political Activities • Social Media Confidentiality and Intellectual Property • Confidentiality • Intellectual Property Information & Cyber Security, Data Ethics and Data Privacy • Information & Cyber Security • Data Ethics • Data Privacy

Anti-Bribery & -Corruption As stated in our Anti-Corruption and -Bribery Policy (found in our Code of Business Conduct & Ethics), Ascendis Pharma prohibits all forms of corruption and bribery, whether they involve a government official, a person or company within the private sector, or they are carried out directly or indirectly through a third party. Ascendis Pharma is prohibited from making any payment indirectly through a third party that we are not allowed to make directly ourselves. Our Compliance Program Our Corporate Compliance Program aims to promote our compliance with applicable laws and regulations in line with high ethical standards and expectations from our stakeholders. We apply a risk?based approach to our Compliance Program, so that we pay attention to areas of high risks to the benefit of patients, our company and other stakeholders. The Ascendis Pharma Ethics & Compliance Committee is responsible for overseeing and administering the Compliance Program. The scope of the program includes our Code of Business Conduct & Ethics, drafting and implementing policies and procedures within areas covered by the Code of Business Conduct & Ethics, conducting internal investigations, identifying and mitigating risks and providing sufficient training to the organization within the broad range of topics covered by the Compliance function. To promote a strong compliance culture, regular effective compliance training and education are provided to Ascendis Pharma employees. This includes onboarding training and recurring training for all employees. Identified breaches or deviations from the compliance requirements are thoroughly reviewed and investigated. Depending on the outcome of the investigation, appropriate corrective actions will be implemented. Both employees and applicable business partners are held accountable for complying with our Code of Business Conduct & Ethics and related policies and procedures. Violations can, depending on the circumstances and applicable laws for business partners, result in contract terminations. For employees, consequences can range from retraining to disciplinary actions such as a formal warning or dismissal. In 2022, we directed our efforts further into enhancing our Global Compliance Program, building a global framework with the Ascendis Pharma minimum compliance requirements for local implementation and auditing. Our Code of Business Conduct & Ethics Our Code of Business Conduct & Ethics is key to our compliance approach and defines the fundamental principles and rules governing the behavior that is demanded and expected. The Code of Business Conduct & Ethics defines our policy within a number of areas, including Quality Policy, Environmental Policy, Respecting People Policy, Anti-Corruption and -Bribery Policy, and a new Data Ethics Policy. Our Code of Business Conduct & Ethics translates our values into consistent actions by setting out general guidelines on how to conduct business in accordance with high standards on business ethics across the globe. It sets the agenda for our Corporate Compliance Program, which is supported by more detailed guidelines. Our Code of Business Conduct & Ethics was reviewed, updated and approved by the Board of Directors. Transparent Interactions At Ascendis Pharma, we collaborate with Healthcare Professionals and Healthcare Organizations. Our collaboration is key in developing our technologies and products to the benefit of patients. We engage with Healthcare Professionals and Healthcare Organizations for legitimate reasons and in accordance with the regulations that apply to the applicable Ascendis Pharma entity, the participants, and the location where the interaction takes place. We are committed to transparency and to disclose information in accordance with applicable laws, regulations and industry codes. Internal procedures and systems are in place for interactions and engagements with Healthcare Professionals and Healthcare Organizations. These procedures and systems enable both a documented review and approval process, and the disclosures of relevant transfers of value in accordance with applicable regulations. Promotional Review & Compliance Promotion can only take place for products with a marketing authorization and only in accordance with applicable rules, regulations and internal guidelines. Processes and procedures are in place to review externally used medical and promotional material before use. It is our practice that all activities provide current, fair, accurate, balanced, objective and sufficient information about a product.

Regular Compliance Training Education and training are essential to promote a strong compliance culture. Ascendis Pharma employees are required to complete various compliance training and modules. Training and awareness are provided in the following forms depending on topic, risk and job role: • Policy “Read and Understand”• E-learning • Tests • Face-to-face training • Awareness campaigns • Tailored training events to address specific risks, dilemmas and scenarios • Open door policy to Compliance Policy Advocacy In the United States, we are required to report quarterly to Congress (searchable through a public database) the costs associated with lobbying on behalf of Ascendis Pharma (which includes our consultants and trade association dues attributable to lobbying and also discloses the issues we lobby on). Data Ethics Ascendis Pharma is committed to maintaining a high level of integrity when handling data. In 2021, we launched our Data Ethics Policy, and in 2022, we have further defined our long-term commitment on data ethics. A part of this commitment is to continuously work with embedding our data ethics principles, as listed below, in our policy, in our existing governance programs, processes and systems, all to support our long-term commitment. General training and awareness for employees, which includes data ethics, is an important element. Key data ethics principles in the policy are: • We only gather and process data that has a legitimate business purpose. • We make sure that data is kept secure. • We only retain data as long as it serves a legitimate business purpose. • We ensure that we only use secure systems and processes when sharing or obtaining data from external parties. • We are transparent when we engage with those who have a legitimate stake in the data we process and we will inform and, where relevant, attain consent from any persons or legal entities. Our long-term data ethics commitment We will continuously: • Raise maturity within cyber security to ensure data confidentiality, integrity and availability. • Work with data governance processes to further support legitimate business purpose and lawful processing of data. • Enhance technical data retention measures to retire/ decommission data with expired business purpose. In alignment with legislative requirements, we will continue to work with data ethics, including documenting and annually reporting in relation to data ethics. See our full Data Ethics Policy in our Code of Business Conduct & Ethics. Third Party Compliance We believe that partnering with others will help us to fulfill our mission of developing new and potentially best-in-class therapies addressing unmet medical needs. We assess potential business partners carefully and expect them to follow business ethical standards similar to our own both prior to and during our engagement with them. Speak Up We promote our Speak Up Policy and Whistleblower Hotline in all compliance trainings as well as in new or updated policies and procedures. We encourage an active and healthy dialogue between Management and employees regarding ethical and compliance-related matters. Furthermore, HR and the Compliance function may also be contacted confidentially, if required. Our Whistleblower Hotline is available to anyone who suspects or has knowledge of a violation of our Code of Business Conduct & Ethics, applicable legislations or regulations, as well as other policies and procedures. We prohibit retaliation against any employee who, in good faith, seeks help or reports an actual or potential violation.

Key Risks in the Governance Area

We did not have any major changes to the risk profile as compared to the 2021 Corporate Responsibility report and, therefore, we maintain the same focus.

- **Employee misconduct, including non-compliance with applicable legislation, international codes and requirements.** Unethical or illegal behavior may subject Ascendis Pharma to civil and or criminal penalties, industry sanctions, and reputational harm and may thus be harmful to everybody working for Ascendis Pharma. It is therefore very important that all employees are aware of both internal as well as external requirements. We provide significant onboarding and ongoing training to our employees to mitigate this risk. Employees are subject to a regular training in our Code of Business Conduct & Ethics, and personnel with higher risk exposure receive dedicated awareness training.
- **Improper gifts, interactions or payments to Healthcare Professionals.** According to our Code of Business Conduct & Ethics, as a general principle, we must never offer a Healthcare Professional anything that could be seen as an attempt to improperly influence his or her decision to purchase, use, or recommend our products. Improper influence can look like many things, but some examples occur in the shape of a gift, in the shape of payments to Healthcare Professionals, which are not in line with our Fair Market Value assessments, or by contracting a Healthcare Professional for a service for which we do not have a legitimate business need. To that effect:
  - All employees receive information on interactions with Healthcare Professionals in the annual Code of Business Conduct & Ethics training.
  - Employees who are in contact with Healthcare Professionals are provided with dedicated training – both in onboarding and continuous awareness and compliance training.
  - An extensive compliance framework in our U.S. commercial organization has been established.

Governance

Status of the 2022 Sustainability and P|ESG Reporting Focus Areas and Ambitions

Goals and Focus	Description	Status
Further development of our Compliance Program to support future growth and activities.	We have directed our efforts into enhancing our global Compliance Program, which will serve as a framework to be applied in our growing commercial presence in markets globally.	Ongoing
Initiate further enhancement of our current third party compliance approach with the following core focus areas: • Legal compliance • Business ethics compliance • Human and labor rights due diligence • Environmental impact due diligence	We are in the process of initiating further enhancements. This work will be continued in 2023.	Ongoing
Further define our long-term commitment within Data Ethics.	We have further defined our long-term commitment to Data Ethics, found on pg. 21 of this report	Achieved
Initiate process to establish long-term ambitions and goals in relation to our integrity focus and identify KPIs to track and report on in relation to our corporate responsibility performance.	We have established a global P|ESG framework, which will be conducting an impact, risk and opportunity assessment, including identifying KPIs to track in relation to our integrity (governance) performance.	Ongoing

P|ESG

22

Improper interactions by third parties working on behalf of Ascendis Pharma. Ascendis Pharma regularly enters into contracts with third parties and in some cases Ascendis Pharma may retain third parties to work on our behalf. These third parties may have interactions with governments or government officials on behalf of, or for the benefit of, Ascendis Pharma. Therefore, we thoroughly assess potential business partners and clarify that we expect them to follow business ethical standards comparable to ours prior to engaging in business with them. Our current commercial setup does not rely on high-risk agents, promotional partners, or distributors Third parties are assessed and expected to follow business ethical standards comparable to ours prior to engaging in business with them. All employees receive information on interactions with third parties in regular Code of Business Conduct & Ethics training. Our Anti-Corruption and -Bribery Policy is available in our Code of Business Conduct & Ethics. 2023 Sustainability and P|ESG Reporting Focus Areas and Ambitions Focus Areas and Ambitions Initiate further enhancement of our current third party compliance approach. Conduct an impact, risk and opportunity assessment, which will include KPIs to track in relation to our governance performance and identify key P|ESG priority areas. Ensure local adaptation in new markets of our global compliance framework.

2023 FOCUS AND AMBITIONS

In 2023, our overall ambition is to continue developing and enhancing a business-driven Sustainability and P|ESG Reporting framework, enabling our business vision and values to stay aligned with regulations, Sustainable Development Goals, and other recognized global standards and expectations. Additionally, our plan is to perform an impact, risk and opportunity assessment in order to regularly identify global and local sustainability impacts that may affect Ascendis Pharma and vice versa.

Patients

- Launch Early Access Program for our investigational product candidate TransCon PTH in select EU countries.
- Initiate enrollment of patients in our patient registry.
- Conduct an impact, risk and opportunity assessment to identify key patient priorities within the scope of our Sustainability and P|ESG Reporting framework.
- Use the established animal welfare framework to create a company-wide culture of care to promote consistent conduct of animal studies in adherence to the 3R principles.
- Expand animal welfare audits to include suppliers of biological materials to ensure that they are complying with the Ascendis Pharma global animal welfare standards.

Environmental

- Collect our Scope 1 and 2 greenhouse gas emissions data.
- Establish a framework for identifying and collecting relevant Scope 3 greenhouse gas emissions data.
- Conduct an impact, risk and opportunity assessment to identify key environmental priorities within our operations.
- Continue development of a program focusing on environmental aspects in our supply chain, including identifying key environmental priorities.

Social

- Attraction, onboarding, and retention of talent to ensure we have the right people to deliver on our ambitions.
- Continuous focus on leadership development to enable the development, performance, and well-being of our people.
- Conduct an impact, risk and opportunity assessment to identify key social priorities within our operations.
- Continue development of a program focusing on social aspects in our supply chain, including identifying key priorities.

Governance

- Initiate further enhancement of our current third party compliance approach.
- Conduct an impact, risk and opportunity assessment, which will include KPIs to track in relation to our governance performance and identify key P|ESG priorities.
- Ensure local adaptation in new markets of our global compliance framework.

P|ESG

24

Ascendis® This report may contain forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition, including with relation to our sustainability efforts. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as ‘aim’, ‘anticipate’, ‘assume’, ‘believe’, ‘contemplate’, ‘continue’, ‘could’, ‘due’, ‘estimate’, ‘expect’, ‘ goal’, ‘intend’, ‘may’, ‘objective’, ‘plan’, ‘predict’, ‘potential’, ‘positioned’, ‘seek’, ‘should’, ‘target’, ‘will’, ‘would’, and other similar expressions that are predictions or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include our plans for 2023 and onwards with respect to our Sustainability and P|ESG strategy and ambitions. These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this report may turn out to be inaccurate, perhaps materially so. The forward-looking statements speak only as of the date of this report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events. Ascendis Pharma A/S (Company Reg. No. 29918791) Tuborg Boulevard 12 2900 Hellerup Denmark Tel: +45 70 22 22 44 Ascendis, Ascendis Pharma, Ascendis Pharma logo, the company logo and TransCon are trademarks owned by the Ascendis Pharma Group. © May 2023 Ascendis Pharma A/S. Version 2.2.